UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

ATLANTIC POWER CORPORATION

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019

(Title of Class of Securities)

04878QAS2

(CUSIP Number of Class of Securities)

Jeffrey S. Levy, Esq.

Senior Vice President and General Counsel

3 Allied Drive, Suite 220

Dedham, Massachusetts

(617) 977-2400

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Craig B. Brod, Esq.

Pamela L. Marcogliese, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$62,725,000	$6,316.41

(1) Calculated solely for the purposes of determining the filing fee based upon a transaction value of $62,725,000 The purchase price of the 5.75% Series C Convertible Unsecured Debentures due June 2019 (the “Debentures”), as described herein is $965 per $1,000 principal amount outstanding. The Company is seeking to acquire up to $65,000,000 of Debentures resulting in an aggregate maximum purchase price of $62,725,000.

(2) The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐            Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Atlantic Power Corporation, a British Columbia corporation (the “Company”), to purchase up to $65,000,000 aggregate principal amount of the Company’s outstanding 5.75% Series C Convertible Unsecured Subordinated Debentures due June 2019 (the “Debentures”) for cash, at the purchase price of US$965 per US$1,000 principal amount of Debentures, plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Issuer Bid Circular, each dated June 16, 2016 (as they may be amended and supplemented from time to time, the “Offer and Circular”), and the related Letter of Transmittal (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The Offer will commence on June 17, 2016 and expire at 5:00 p.m. (Toronto time) on July 22, 2016, unless extended, varied or withdrawn by the Company.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer and Circular is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer and Circular.

Item 1. Summary Term Sheet

The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Summary”

Item 2. Subject Company Information

(a) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Atlantic Power Corporation”

(b) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase — The Offer”

“Issuer Bid Circular — Authorized Capital”

(c) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Summary”

“Issuer Bid Circular — Authorized Capital”

“Issuer Bid Circular — Price Range of Debentures”

Item 3. Identity and Background of Filing Person

(a) This is an issuer tender offer wherein the Company is the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. As required by General Instruction C to Schedule TO, the information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures”

Item 4. Terms of the Transaction

(a)(1) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Summary”

“Offer to Purchase — The Offer”

“Offer to Purchase — Manner and Time of Acceptance”

“Offer to Purchase — Procedure for Depositing Debentures”

“Offer to Purchase — Withdrawal Rights”

“Offer to Purchase — Conditions to the Offer”

“Offer to Purchase — Extension and Variation of the Offer”

“Offer to Purchase — Taking Up and Payment for Deposited Debentures”

“Offer to Purchase — Treatment of Debentures Not Deposited under the Offer”

“Offer to Purchase — Other Terms”

“Issuer Bid Circular — Acceptance for Payment and Payment for the Debentures”

“Issuer Bid Circular — United States Federal Income Tax Considerations”

(a)(2) Not applicable.

(b) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures”

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Summary”

“Issuer Bid Circular — Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures”

The Company has entered into the following plans and agreements in connection with the Debentures:

Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of December 17, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada, filed as Exhibit (d)(3) to this Schedule TO.

Second Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated July 5, 2012, between Atlantic Power Corporation and Computershare Trust Company of Canada, filed as Exhibit (d)(4) to this Schedule TO.

Sixth Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated March 22, 2013, between Atlantic Power Corporation and Computershare Trust Company of Canada, filed as Exhibit (d)(5) to this Schedule TO.

The Company has entered into the following plans and agreements with respect to its other securities:

Trust Indenture, dated as of October 11, 2006 between Atlantic Power Corporation and Computershare Trust Company of Canada, filed as Exhibit (d)(6) to this Schedule TO.

First Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Secured Debentures, dated November 27, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada, filed as Exhibit (d)(7) to this Schedule TO.

Fourth Supplemental Indenture, dated as of August 3, 2012, by and among Atlantic Rockland Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association, filed as Exhibit (d)(8) to this Schedule TO.

Fifth Supplemental Indenture, dated as of November 29, 2012, by and among Atlantic Ridgeline Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association, filed as Exhibit (d)(9) to this Schedule TO.

Shareholder Rights Plan Agreement, dated effective as of February 28, 2013, between Atlantic Power Corporation and Computershare Investor Services, Inc., which includes the Form of Right Certificate as Exhibit A, filed as Exhibit (d)(10) to this Schedule TO.

Deferred Share Unit Plan, dated as of April 24, 2007, of Atlantic Power Corporation, filed as Exhibit (d)(11) to this Schedule TO.

Fifth Amended and Restated Long-Term Incentive Plan, filed as Exhibit (d)(12) to this Schedule TO.

Amendment No. 1 to the Fifth Amended and Restated Long-Term Incentive Plan of the Company, filed as Exhibit (d)(13) to this Schedule TO.

Participation Agreement and Confirmation (performance-based vesting) between the Company and Terrence Ronan, dated April 11, 2013, filed as Exhibit (d)(14) to this Schedule TO.

Participation Agreement and Confirmation (time-vesting) between the Company and Terrence Ronan, dated April 11, 2013, filed as Exhibit (d)(15) to this Schedule TO.

Transition Equity Grant Participation Agreement between Atlantic Power Services, LLC and James J. Moore, Jr., dated January 22, 2015, filed as Exhibit (d)(16) to this Schedule TO.

Except for such agreements, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Debentures or the shares of common stock underlying the Debentures).

Item 6. Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Issuer Bid Circular — Background to the Offer”

“Issuer Bid Circular — Purpose and Effect of the Offer”

(b) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Summary”

(c) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Purpose and Effect of the Offer”

Item 7. Source and Amount of Funds or Other Consideration

(a) The information set forth in the Offer and Circular under the following captions is incorporated herein by reference:

“Offer to Purchase — The Offer”

“Issuer Bid Circular — Background to the Offer”

“Issuer Bid Circular — Source of Funds”

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company

(a)         Securities Ownership. The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Interest of Directors and Officers and Transactions and Arrangements Concerning Debentures”

(b)         Securities Transactions. To the knowledge of the Company after making reasonable inquiry, none of the persons referenced in this item have engaged in any transactions in the Debentures during the 60 days preceding the date of this Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Fees and Expenses”

(b) Not applicable.

Item 10. Financial Statements

(a) Financial information. The Company does not believe it is required to include financial information due to the fact that this information is not material because, among other reasons, the consideration offered consists solely of cash, there is no financing condition and the Company is a reporting company.

(b) Pro Forma Information The Company does not believe it is required to include pro forma information due to the fact that this information is not material because, among other reasons, the consideration offered consists solely of cash, there is no financing condition and the Company is a reporting company.

Item 11. Additional Information

(a) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer and Circular under the following caption is incorporated herein by reference:

“Issuer Bid Circular — Additional Information”

Item 12. Exhibits

(a)(1)(i) Offer to Purchase and Issuer Bid Circular, dated June 16, 2016

(a)(1)(ii) Letter of Transmittal, dated June 16, 2016

(a)(5)(i) Press Release, dated June 16, 2016 (incorporated by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on June 16, 2016).

(b) Not applicable.

(d)(1) Agreement between the Company and Polar Multi-Strategy Master Fund, dated June 16, 2016, to tender an aggregate of approximately US$15,000,000 principal amount of Debentures pursuant to the Offer.

(d)(2) Agreement between the Company, Twin Lake Total Return Partners QP L.P., Twin Lake Total Return Partners L.P., Iron Road Multi Strategy Fund, L.P. and Iron Road Diversified Fund, L.P., dated June 16, 2016, to tender an aggregate of approximately US$14,661,000 principal amount of Debentures pursuant to the Offer.

(d)(3) Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of December 17, 2009, between Atlantic Power Corporation and Computershare

Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10 12B filed on April 13, 2010).

(d)(4) Second Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of July 5, 2012, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 6, 2012).

(d)(5) Sixth Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of March 22, 2013, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s Current Report on Form 8-K filed on March 26, 2013).

(d)(6) Trust Indenture, dated as of October 11, 2006 between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(7) First Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Secured Debentures, dated November 27, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(8) Fourth Supplemental Indenture, dated as of August 3, 2012, by and among Atlantic Rockland Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association (incorporated by reference to our Annual Report on Form 10-K filed on March 1, 2013).

(d)(9) Fifth Supplemental Indenture, dated as of November 29, 2012, by and among Atlantic Ridgeline Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 1, 2013).

(d)(10) Shareholder Rights Plan Agreement, dated effective as of February 28, 2013, between Atlantic Power Corporation and Computershare Investor Services, Inc., which includes the Form of Right Certificate as Exhibit A (incorporated by reference to the Company’s Current Report on Form 8-K filed on February 28, 2013).

(d)(11) Deferred Share Unit Plan, dated as of April 24, 2007 of Atlantic Power Corporation (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(12) Fifth Amended and Restated Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 11, 2013).

(d)(13) Amendment No. 1 to the Fifth Amended and Restated Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit A to Schedule B of the Company’s definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(14) Participation Agreement and Confirmation (performance-based vesting) between the Company and Terrence Ronan, dated April 11, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2013).

(d)(15) Participation Agreement and Confirmation (time-vesting) between the Company and Terrence Ronan, dated April 11, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2013).

(d)(16) Transition Equity Grant Participation Agreement between Atlantic Power Services, LLC and James J. Moore, Jr., dated January 22, 2015 (incorporated by reference to the Company’s Current Report on Form 8-K filed on January 23, 2015).

(g) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTIC POWER CORPORATION

	By:	/s/ James J. Moore, Jr.
		Name:	James J. Moore, Jr.
		Title:	President and Chief Executive Officer

Date: June 17, 2016

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase and Issuer Bid Circular, dated June 16, 2016.
(a)(1)(ii)*	Letter of Transmittal, dated June 16, 2016.
(a)(5)(i)	Press Release, dated June 16, 2016 (incorporated by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on June 16, 2016).
(b)	Not applicable.
(d)(1)*	Agreement between the Company and Polar Multi-Strategy Master Fund, dated June 16, 2016, to tender an aggregate of approximately US$15,000,000 principal amount of Debentures pursuant to the Offer.
(d)(2)*

Agreement between the Company, Twin Lake Total Return Partners QP L.P., Twin Lake Total Return Partners L.P., Iron Road Multi Strategy Fund, L.P. and Iron Road Diversified Fund, L.P., dated June 16, 2016, to tender an aggregate of approximately US$14,661,000 principal amount of Debentures pursuant to the Offer.

(d)(3)

Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of December 17, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(4)

Second Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of July 5, 2012, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s Current Report on Form 8-K filed on July 6, 2012).

(d)(5)

Sixth Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Unsecured Subordinated Debentures, dated as of March 22, 2013, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s Current Report on Form 8-K filed on March 26, 2013).

(d)(6)

Trust Indenture, dated as of October 11, 2006 between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(7)

First Supplemental Indenture to the Trust Indenture Providing for the Issue of Convertible Secured Debentures, dated November 27, 2009, between Atlantic Power Corporation and Computershare Trust Company of Canada (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).

(d)(8)

Fourth Supplemental Indenture, dated as of August 3, 2012, by and among Atlantic Rockland Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association (incorporated by reference to our Annual Report on Form 10-K filed on March 1, 2013).

(d)(9)

Fifth Supplemental Indenture, dated as of November 29, 2012, by and among Atlantic Ridgeline Holdings, LLC, Atlantic Power Corporation, the Guarantors named therein and Wilmington Trust, National Association (incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 1, 2013).

(d)(10)

Shareholder Rights Plan Agreement, dated effective as of February 28, 2013, between Atlantic Power Corporation and Computershare Investor Services, Inc., which includes the Form of Right Certificate as Exhibit A (incorporated by reference to the Company’s Current

Report on Form 8-K filed on February 28, 2013).
(d)(11)	Deferred Share Unit Plan, dated as of April 24, 2007 of Atlantic Power Corporation (incorporated by reference to the Company’s registration statement on Form 10-12B filed on April 13, 2010).
(d)(12)	Fifth Amended and Restated Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 11, 2013).
(d)(13)

Amendment No. 1 to the Fifth Amended and Restated Long-Term Incentive Plan of the Company (incorporated by reference to Exhibit A to Schedule B of the Company’s definitive Proxy Statement on Schedule 14A filed on April 30, 2014).

(d)(14)

Participation Agreement and Confirmation (performance-based vesting) between the Company and Terrence Ronan, dated April 11, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2013).

(d)(15)

Participation Agreement and Confirmation (time-vesting) between the Company and Terrence Ronan, dated April 11, 2013 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on August 8, 2013).

(d)(16)

Transition Equity Grant Participation Agreement between Atlantic Power Services, LLC and James J. Moore, Jr., dated January 22, 2015 (incorporated by reference to the Company’s Current Report on Form 8-K filed on January 23, 2015).

*       Filed herewith.